May 19, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (317) 298-8924

Mr. William R. Donaldson
Chief Executive Officer and
   Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN  46278

Re:	Interactive Motorsports and Entertainment Corp.
Form 10-KSB for the year ended December 31, 2004
File No. 000-30771

Dear Mr. Donaldson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 2, Summary of Significant Accounting Policies
L. Revenue Recognition and Unearned Revenue

1. We note your disclosure here and under Item 5. Please advise us of, and disclose in future filings, how you determined and recorded the fair value for common stock warrants issued in connection with your sale to Race Car Simulation Corporation. In addition, specifically tell us how your accounting complies with EITF 96-18 and
01-9.

2. In a supplemental response, please summarize the relevant terms under your management service agreement with Race Care Simulation Corporation. In your response, include the relevant terms, deliverables and obligations under this arrangement. In addition, tell us what impact, if any, your non-performance under this arrangement would have on the Asset Purchase Agreement.

3. We note that you estimated and deferred the cost of services under your management service agreement. This does not appear to meet the criteria for entity-specific or vendor-specific objective evidence of fair value as discussed in EITF 00-21. In a supplemental response please tell us, and disclose in future filings, how the delivered item in this arrangement meets the criteria as a separate unit of accounting. In addition, tell us how you allocated the arrangement consideration between the delivered item and undelivered item. Refer to EITF 00-21.

Note 5, Debt and Credit Arrangements

4. We note here and in Note 9 that certain of your debt obligations are personally guaranteed by principal shareholders.
Supplementally
tell us, and disclose in future filings, how you account for these guarantees. Refer to SAB Topic 5T (SAB 79).


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
      Accounting Branch Chief

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Interactive Motorsports and Entertainment Corp.
May 19, 2005
Page 1